FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 19, 2012 of Diana Containerships Inc. (the "Company") announcing the Company's results for the third quarter and nine months ended September 30, 2012 and declaring a cash dividend with respect to the third quarter of 2012.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: November 19, 2012	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-947-0000
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2012

DECLARES CASH DIVIDEND OF $0.30 PER SHARE
FOR THE THIRD QUARTER

ANNOUNCES THE DELIVERY OF A PANAMAX CONTAINER VESSEL, THE APL GARNET,
AND COMMENCEMENT OF TIME CHARTER CONTRACT

ATHENS, GREECE, November 19, 2012 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, today reported net income of $1.6 million for the third quarter of 2012, compared to net income of $2.7 million for the same period of 2011.

Time charter revenues were $14.6 million for the third quarter of 2012, compared to $9.7 million for the same period of 2011, mainly due to the increase in the number of vessels in the fleet following the delivery in February and March 2012 of the Cap San Marco (renamed Cap Domingo), Cap San Raphael (renamed Cap Doukato), APL Sardonyx and APL Spinel.

Net income to Diana Containerships Inc. for the nine months ended September 30, 2012 amounted to $5.7 million, compared to net income of $2.3 million for the same period of 2011. Time charter revenues were $42.0 million for the nine months ended September 30, 2012, compared to $17.2 million for the same period in 2011.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.30 per share. The cash dividend will be payable on or around December 18, 2012 to all shareholders of record as at December 4, 2012. The Company has 32,191,964 shares of common stock outstanding.

Delivery of the m/v APL Garnet and Commencement of Time Charter Contract

In addition, the Company also announced that, through a separate wholly-owned subsidiary, it took delivery today of a Panamax container vessel, the m/v "APL Garnet", a 1995-built vessel of approximately 4,750 TEU capacity. As previously announced, the APL Garnet is chartered to NOL Liner (Pte.) Ltd. (or a guaranteed nominee or other entity of the NOL Group, subject to the Company's approval), for a period of thirty-four (34) months at a rate of US$27,000 per day, with 30 days more or less at the charterer's option. The time-charter party commenced today and is expected to generate approximately US$26.7 million of revenues for the minimum agreed period of the charter.

Including the newly-delivered APL Garnet, Diana Containerships Inc.'s fleet currently consists of 10 Panamax container vessels. A table describing the current Diana Containerships Inc. fleet can be found on the Company's website, www.dcontainerships.com. Information included on the Company's website does not constitute a part of this press release.

Chairman and Chief Executive Officer's Comments

"Our performance during this quarter reflects our successful efforts to build a solid business, with the capacity to pursue opportunities in the containership sector and to deliver strong financial performance relative to the current market environment and long-term shareholder value. Through our efforts to grow our fleet, including the newly-delivered m/v APL Garnet, we now have a fleet of 10 vessels – a significant increase over the two vessels we owned at the end of 2010.  The growth of our fleet contributed to a dramatic rise in revenues and solid earnings for the third quarter of 2012. We also have a strong balance sheet, with a prudent level of debt and the resources to support our continued growth.

"Our Board of Directors commenced a dividend policy as of the second quarter of 2011.  Since that time, up to and including the third quarter of 2012, we will have paid dividends to our shareholders totalling $1.18 per share. We have added more vessels and strengthened our revenue-generating capacity since first establishing our dividend policy.  It is our intention, assuming the continued performance of our current time charters and no unanticipated extraordinary expenses, to maintain for the foreseeable future the current quarterly dividend level of $0.30 per share."

Fleet Employment Profile (As of November 19, 2012)
Currently Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Container Vessels
SAGITTA	A	$22,000	2.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13 - 15-Jun-13	1
2010 3,426
CENTAURUS	A	$20,000	2.25%	CSAV Valparaiso	4-Sep-10	13-Aug-12
		$7,500	4.50%	CMA CGM S.A.	13-Aug-12	13-Apr-13 - 13-Aug-13
2010 3,426
MAERSK MALACCA	B	$21,450	2.25%	A.P. Moller - Maersk A/S	24-Jun-11	10-May-13 - 8-Aug-13	2
1990 4,714
MAERSK MERLION	B	$21,450	2.25%	A.P. Moller - Maersk A/S	19-Jun-11	5-May-13 - 3-Aug-13	2
1990 4,714
MAERSK MADRID		$21,450	2.25%	A.P. Moller - Maersk A/S	15-Jun-11	1-May-13 - 30-Jul-13	2
1989 4,206
CAP DOMINGO	C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	3,4
(ex Cap San Marco)		$22,850	1.00%		6-Feb-13	6-Feb-14
2001 3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15
CAP DOUKATO	C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	3,4
(ex Cap San Raphael)		$22,850	1.00%		6-Feb-13	6-Feb-14
2002 3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15
APL SARDONYX	D	$24,750	2.00%	APL (Bermuda) Ltd.	17-Feb-12	3-Jan-14 - 3-Apr-14	4,5
1995 4,729
APL GARNET	D	$27,000	1.00%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	4
1995 4,729
APL SPINEL	D	$24,750	2.00%	APL (Bermuda) Ltd.	1-Mar-12	15-Jan-14 - 15-Apr-14	4,5
1996 4,729

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission as a percentage of charterhire paid to third parties and Diana Shipping Services S.A.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1  The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before December 15, 2012 and can only commence on May 1, 2013 at a gross daily rate of $30,000.

2  The charterer has the option to employ the vessel for a further 12 month period, plus or minus 45 days at a gross daily rate of $25,000. The optional period, if exercised, must be declared on or before the end of the 20th month of employment and will only commence at the end of the 24th month.

3  For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

4  For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

5  The charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $24,750 starting 24 months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $28,000 starting 36 months after delivery of the vessel to the charterer.  Options must be declared by the charterer not later than 20 months for the first option and 32 months for the second option after the delivery date to the charterer.

Summary of Selected Financial & Other Data
	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues	$14,606	$9,728	$41,993	$17,216
Voyage expenses	366	252	1,029	507
Vessel operating expenses	7,410	3,714	20,160	6,490
Net income	1,591	2,712	5,698	2,323
FLEET DATA
Average number of vessels	9.0	5.0	8.3	3.2
Number of vessels	9.0	5.0	9.0	5.0
Ownership days	828	460	2,285	860
Available days	828	460	2,285	860
Operating days	827	458	2,280	852
Fleet utilization	99.9%	99.6%	99.8%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$17,198	$20,600	$17,927	$19,429
Daily vessel operating expenses (2)	$8,949	$8,075	$8,823	$7,547

_______________
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Containerships Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Monday, November 19, 2012.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 401889.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
REVENUES:
Time charter revenues	$14,606	$9,728	$41,993	$17,216

EXPENSES:
Voyage expenses	366	252	1,029	507
Vessel operating expenses	7,410	3,714	20,160	6,490
Depreciation	3,244	2,135	9,140	3,794
Management fees	405	225	1,125	425
General and administrative expenses	865	674	2,700	2,468
Foreign currency losses / (gains)	(37)	13	(102)	14
Operating income	2,353	2,715	7,941	3,518

OTHER INCOME / (EXPENSES):
Interest and finance costs	(779)	(44)	(2,294)	(1,300)
Interest Income	17	41	51	105
Total other expenses, net	(762)	(3)	(2,243)	(1,195)

Net income	$1,591	$2,712	$5,698	$2,323

Earnings per common share, basic and diluted	$0.05	$0.12	$0.22	$0.18

Weighted average number of common shares, basic	29,645,316	22,929,499	25,196,124	13,044,456

Weighted average number of common shares, diluted	29,645,316	22,929,499	25,196,124	13,054,886

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011

Net income	$1,591	$2,712	$5,698	$2,323

Comprehensive income	$1,591	$2,712	$5,698	$2,323

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	September 30, 2012	December 31, 2011
ASSETS

Cash and cash equivalents	$64,373	$41,354
Other current assets	4,563	2,205
Advances for vessel acquisitions and other vessel costs	-	6,634
Vessels' net book value	246,694	158,827
Other non-current assets	30,561	991
Total assets	$346,191	$210,011

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$6,156	$3,114
Long-term debt, net of unamortized deferred financing costs	91,856	-
Other non-current liabilities	261	364
Total stockholders' equity	247,918	206,533
Total liabilities and stockholders' equity	$346,191	$210,011

OTHER FINANCIAL DATA

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$9,134	$3,680	$24,449	$7,884
Net Cash used in Investing Activities	-	(564)	(119,873)	(71,878)
Net Cash provided by / (used in) Financing Activities	44,244	(693)	118,443	101,489